Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2015 (the “Form 40-F”) of Timmins Gold Corp., I, Dino Pilotto of JDS Energy & Mining Inc. hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the Caballo Blanco Project and to the technical report entitled Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico dated May 7, 2012 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

JDS Energy & Mining Inc.

Signature of Qualified Person

Dino Pilotto

Name of Qualified Person

P.Eng.

Title of Qualified Person

March 30, 2016